Away Days Brewing LLC
Profit and Loss Standard
January through December 2021

01/27/22

	TOTAL
Ordinary Income/Expense	
Income	
Bar Sales	153,245.93
Discounts & Comps	
Employee Meals & Discou...	-781.40
Guest Recovery	-429.50
Marketing	-135.50
Waste	5.00
Discounts & Comps - Other	-2,217.40
Total Discounts & Comps	-3,558.80
Events	492.00
Food Sales	22,663.54
Fundraising Income	5,682.96
Membership	7,551.66
Packaged Beer Sales	3,810.67
Shipping Income	422.00
Wholesale Revenue	154,944.61
Merchandise Sales	17,142.67
Total Income	362,397.24
Cost of Goods Sold	
Bar Purchases	5,508.18
Brewing Purchases	50,285.62
Delivery Service	107.43
Food Purchases	14,867.07
Marketing Purchases	10,124.96
Merch Purchases	684.09
Merchant Account Fees	8,653.13
Packaging Supplies	50,590.61
Total COGS	140,821.09
Gross Profit	221,576.15
Expense	
Advertising and Promotion	5,908.00
Automobile Expenses	5,868.92
Bank Service Charges	72.28
Business Licenses and Permits	3,596.70
Computer and Internet Expe...	600.00
Contract Labor	30.00
Dues and Subscriptions	3,222.48
Equipment Rental	2,154.29
Insurance Expense	12,850.27
Interest Expense	1,592.66
Janitorial Expense	276.00
Meals and Entertainment	34.80
Office Supplies	445.26
Payroll Expenses	
Brewing Labor	45,871.78
Commission	2,158.54
Wholesale	7,333.78
Administrative	1,611.47
Back of House	346.99
Front of House	16,384.58
Payroll Fees	826.20
Payroll Taxes	10,815.17
Total Payroll Expenses	85,348.51
Postage and Delivery	273.79
Professional Fees	1,884.35
Rent Expense	52,626.00
Repairs and Maintenance	1,631.26
Restaurant Supplies	857.39
Taxes	
Alcohol & Tobacco Tax	2,011.00
Privilege	1,078.09

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Away Days Brewing LLC
Profit and Loss Standard
January through December 2021

01/27/22

	TOTAL
Property	2,037.16
Taxes - Other	711.31
Total Taxes	5,837.56
Utilities	17,568.05
Total Expense	202,678.57
Net Ordinary Income	18,897.58
Net Income	18,897.58

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06/29/23

Away Days Brewing LLC
Balance Sheet Standard
As of December 31, 2021

	Dec 31, '21
ASSETS	
Current Assets	
Checking/Savings	
Cash Holding	7,301.58
Checking 7252	13,565.77
Total Checking/Savings	20,867.35
Total Current Assets	20,867.35
Fixed Assets	
Auto Purchase	7,627.77
Furniture and Equipment	26,053.17
Leasehold Improvements	111,167.25
Total Fixed Assets	144,848.19
Other Assets	
Purchase of Business	85,000.00
Security Deposit Rental	3,936.00
Total Other Assets	88,936.00
TOTAL ASSETS	254,651.54
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BofA CC	-1,800.00
Total Credit Cards	-1,800.00
Other Current Liabilities	
Note Payable	20,000.00
Payroll Liabilities	4,688.83
Total Other Current Liabili...	24,688.83
Total Current Liabilities	22,888.83
Long Term Liabilities	
Cash Tips Paid Out	-52,802.27

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Away Days Brewing LLC
Balance Sheet Standard
As of December 31, 2021

06/29/23

	Dec 31, '21
Employee Tips Received	53,347.30
Total Long Term Liabilities	545.03
Total Liabilities	23,433.86
Equity	
Owner's Equity	357,219.44
PPP Forgiven	13,574.00
Retained Earnings	-153,784.51
Net Income	14,208.75
Total Equity	231,217.68
TOTAL LIABILITIES & EQUITY	254,651.54

06/29/23

Away Days Brewing LLC
Statement Of Cash Flows
January through December 2021

	Jan - Dec '21
OPERATING ACTIVITIES	
Net Income	14,208.75
Adjustments to reconcile Net Income	
to net cash provided by operations:	
BofA CC	-15,436.55
Payroll Liabilities	4,688.83
PPP Loan	-13,574.00
Net cash provided by Operating Acti...	-10,112.97
INVESTING ACTIVITIES	
Auto Purchase	-2,801.88
Furniture and Equipment	-12,878.00
Net cash provided by Investing Activi...	-15,679.88
FINANCING ACTIVITIES	
Cash Tips Paid Out	-31,205.73
Employee Tips Received	30,459.12
Owner's Equity:Contributions	19,000.00
Owner's Equity:Draws	3,464.06
Owner's Equity:Toffee Club	662.70
PPP Forgiven	13,574.00
Net cash provided by Financing Activ...	35,954.15
Net cash increase for period	10,161.30
Cash at beginning of period	10,706.05
Cash at end of period	20,867.35

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